SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 November 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	3rd Quarter Results dated 06 November 2007

99.1

6 November 2007

InterContinental Hotels Group PLC

Third Quarter Results to 30 September 2007

Headlines
o	Continuing revenue up 14% from £197m to £224m, up 20% at constant exchange rates.
o	Continuing operating profit up 22% from £54m to £66m, up 31% at constant exchange rates.
o	Total gross revenue* from all hotels in IHG’s system up 13% at constant exchange rates to $4.6bn.
o	Global constant currency RevPAR growth of 6.1%; strongest growth in Asia Pacific, up 8.6%, driven by rate increases.
o	Franchised operating profit up 8% to £68m, up 16% at constant exchange rates.
o	Managed operating profit up 5% to £21m, up 15% at constant exchange rates.
o	Adjusted continuing earnings per share (“EPS”) up 15% to 13.5p. Adjusted total EPS of 14.1p. Basic total EPS of 21.2p.
o	Room count up by 7,395 rooms to 571,071 (3,863 hotels). Signings of 29,379 rooms (225 hotels), 18% higher than last year.
o	Development pipeline of 201,776 rooms (1,533 hotels), equivalent to 35% of IHG’s existing hotel room count.

* Total gross revenue is total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands. All figures and movements unless otherwise noted are at actual exchange rates and before exceptional items. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“IHG has had a good third quarter, with strong performances across all our brands and the continuation of a record signings pace, which is seeing us sign two new hotels a day and keeping us on track to beat our net room additions target. Last month’s announcement of the global relaunch of Holiday Inn has been well received by our hotel owners and we look forward to opening our first rebranded hotel in spring next year. Our outlook for the rest of the year remains positive.”

Increase in development pipeline
o	29,379 rooms were signed; 22,769 in the Americas, 2,097 in EMEA and 4,513 in Asia Pacific.
o	201,776 rooms are now in the pipeline, up 43,785 (+28%) since the start of the year, at 1,533 hotels.
o

IHG’s development activity in Asia Pacific continues to be successful. In Greater China 12 hotels, 3,653 rooms, were signed in the quarter comprising five Crowne Plazas, five Holiday Inns and two Holiday Inn Expresses.

o	Five new hotels were signed into the InterContinental pipeline, which now stands at a record 53 hotels.
o	The pipeline of Crowne Plaza hotels grew by 3,144 rooms (11 hotels) in the quarter, with 5,837 rooms (18 hotels) signed.
o

The pipeline of Holiday Inn and Holiday Inn Express hotels grew by 6,573 rooms (62 hotels) in the quarter. Candlewood Suites and Staybridge Suites added 3,219 rooms (32 hotels) to their pipeline and Hotel Indigo added 1,238 rooms (11 hotels)

Strong growth in net room count
IHG maintains its focus on enhancing the quality of its portfolio, in conjunction with growth. In the quarter:
o	14,035 rooms (87 hotels) opened; 8,791 (71) in the Americas, 2,549 (12) in EMEA and 2,695 (4) in Asia Pacific.
o	6,640 rooms exited; 5,563 in the Americas and 1,209 in EMEA. There were no removals in Asia Pacific.
o

The room count at the end of the period increased by 7,395 rooms to 571,071. Since the June 2005 starting position, 33,396 net rooms have been added towards the target of 50,000-60,000 additions by the end of 2008.

Americas: solid performance

Revenue performance

RevPAR increased 5.6% with rate generating all of the increase. InterContinental and Crowne Plaza outperformed their market segments. Holiday Inn and Holiday Inn Express grew rate faster than their segments and delivered RevPAR premiums to their segments of 15% and 13% respectively.

Operating profit performance

Operating profit from continuing operations increased 11% to $120m. Continuing owned and leased hotel operating profit of $9m includes a $2m profit from the InterContinental Boston where trading continues to improve post its November 2006 opening. The underlying improvement was primarily driven by growth in RevPAR and operating margin at the InterContinental New York. Managed hotels performed well with RevPAR up 7% in the quarter, however profit was down from $13m to $9m after increased revenue investment to support growth in contract signings, the impact of fewer hotels under management following the restructure of the FelCor contract last year, and the non-recurrence of income from a minority interest now sold and business interruption insurance. Franchised hotels profit increased 12% to $119m reflecting RevPAR growth of 5% and net room count growth of 4%.

EMEA: strong performance in the Middle East

Revenue performance

RevPAR increased 6.7%, driven by 6.0% rate growth. The Middle East continued to perform strongly, growing RevPAR by 18.0%. Continental Europe delivered a RevPAR increase of 6.4%, comprising a 10.5% increase in France but also a 3.1% fall in Germany, where RevPAR was boosted this time last year by the football world cup. Year to date in the UK, Holiday Inn and Express by Holiday Inn both outperformed their market segment recording RevPAR growth of 6.6%.

Operating profit performance

Operating profit from continuing operations increased 82% from £11m to £20m. Continuing owned and leased hotel operating profit increased from £0m to £7m, £5m of which was from the InterContinental London Park Lane following the completion of its refurbishment. InterContinental Le Grand Paris delivered a 7.5% RevPAR increase and a £1m profit increase. Managed hotels profit increased 22% from £9m to £11m reflecting a full period contribution from assets disposed in September 2006 and strong fee growth in the UK and Middle East managed portfolios. Franchised hotels profit increased from £6m to £8m reflecting RevPAR growth of 4.9% and net room count growth of 6%.

Asia Pacific: further growth across all brands

Revenue performance

RevPAR increased 8.6%, mainly driven by rate. All brands performed strongly, InterContinental RevPAR increased 12.0%, Crowne Plaza 4.5%, Holiday Inn 8.6% and Express 12.2%. Greater China RevPAR increased 5.1% driven by rate increases, year to date RevPAR growth of 5.9% is significantly ahead of the market as strong demand for IHG brands continues.

Operating profit performance

Operating profit from continuing operations increased from $8m to $14m. Owned and leased hotel operating profit increased by $2m to $6m due to RevPAR and operating margin growth at the InterContinental Hong Kong. Managed hotels profit increased 44% to $13m, driven by the increasing number of hotels under IHG management.

Overheads and Tax

In the third quarter aggregated regional overheads increased £2m to £17m. Regional overheads in the Americas increased $2m to $17m and in EMEA by £2m to £6m due to the non-recurrence of a rate rebate received in the same period last year. Overheads in Asia Pacific were flat. Central overheads increased £2m to £21m. As previously disclosed, IHG expects that in 2007 central overheads will increase in line with inflation.

Based on the position at the end of the quarter, the tax charge on profit from continuing and discontinued operations, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 22% (Q3 2006: 24%). IHG’s tax rate may be more volatile in the immediate future due to changes in tax legislation, tax case law developments and possible settlements of prior year issues but in the longer term is expected, as previously indicated, to show an upward trend.

After the period end, IHG announced its intention to make a non-recurring revenue investment of up to £30m to accelerate implementation of the global relaunch of Holiday Inn and Holiday Inn Express brands. This cost is anticipated to be taken as an exceptional item. IHG expects to generate a strong return on this investment through RevPAR increases across the Holiday Inn brand family following completion of the relaunch.

Disposals and returns of funds

IHG’s net debt at the period end was £811m, including the $200m (£98m) finance lease on the InterContinental Boston. During the quarter IHG’s 74.11% interest in the InterContinental Montreal was sold for £17m, and 15% investment in the InterContinental Miami was sold for £5m. The profit on disposal of these properties is included in exceptional items.

2.4m shares were repurchased under IHG’s buyback programme during the third quarter, at a cost of £23m, leaving £127m of the current buyback programme to be completed.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds	Net book value
Disposed since April 2003	179	£3.0bn	£2.9bn
Remaining hotels	20		£0.9bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Return of funds programme as at 30 September 2007

	Timing	Total return	Returned	Still to be returned
£501m special dividend	Paid December 2004	£501m	£501m	Nil
First share buyback - £250m	Completed in 2004	£250m	£250m	Nil
£996m capital return	Paid 8 July 2005	£996m	£996m	Nil
Second share buyback – £250m	Completed in 2006	£250m	£250m	Nil
£497m special dividend	Paid 22 June 2006	£497m	£497m	Nil
Third share buyback - £250m	Completed in 2007	£250m	£250m	Nil
£709m special dividend	Paid 15 June 2007	£709m	£709m	Nil
Fourth share buyback - £150m	Underway	£150m	£23m	£127m
Total		£3.60bn	£3.47bn	£0.13bn

Appendix 3: Financial headlines

Three months to 30 Sep £m	Total		Americas		EMEA		Asia Pacific		Central
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Franchised operating profit	68	63	59	57	8	6	1	0	-	-
Managed operating profit	21	20	4	7	11	9	6	4	-	-
Continuing owned and leased operating profit	15	5	5	3	7	-	3	2	-	-
Regional overheads	(17)	(15)	(8)	(8)	(6)	(4)	(3)	(3)	-	-
Continuing operating profit pre central overheads	87	73	60	59	20	11	7	3	-	-
Central overheads	(21)	(19)	-	-	-	-	-	-	(21)	(19)
Continuing operating profit	66	54	60	59	20	11	7	3	(21)	(19)
Discontinued owned and leased operating profit	2	8	1	1	1	7	-	-	-	-
Total operating profit	68	62	61	60	21	18	7	3	(21)	(19)

Appendix 4: Constant currency continuing operating profits before exceptional items

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	2%	10%	82%	82%	133%	166%	22%	31%

Exchange rates	USD:GBP	EUR:GBP
Q3 2007	2.03	1.47
Q3 2006	1.87	1.47

* Sterling actual currency.

** Translated at constant 2006 exchange rates.

*** After Central Overheads.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Wood):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

UK Q&A Conference Call

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30 am (London time) on 6 November. There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 586513
UK Free Call	0800 694 1503
Conference ID:	20966629

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 20966629#

International dial-in	+44 (0)1452 550000
UK Free Call	0800 953 1533

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 6 November with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 586513
US Toll Free	1866 223 0615
Conference ID:	20969532

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 20969532#

International dial-in	+44 (0)1452 550000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 6 November. The web address is www.ihg.com/Q3

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and more than 571,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® , Candlewood Suites® and Hotel Indigo® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the three months ended 30 September 2007

	3 months ended 30 September 2007			3 months ended 30 September 2006
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	224	-	224	197	-	197
Cost of sales	(96)	-	(96)	(86)	-	(86)
Administrative expenses	(48)	-	(48)	(44)	-	(44)
	_____	____	____	____	____	____
	80	-	80	67	-	67
Depreciation and amortisation	(14)	-	(14)	(13)	-	(13)
Other operating income and expenses (note 8)	-	6	6	-	-	-
	_____	____	____	____	____	____

Operating profit (note 4)	66	6	72	54	-	54
Financial income	2	-	2	5	-	5
Financial expenses	(18)	-	(18)	(9)	-	(9)
	_____	____	____	____	____	____
Profit before tax	50	6	56	50	-	50

Tax (note 9)	(10)	9	(1)	(8)	-	(8)
	_____	____	____	____	____	____

Profit for the period from continuing operations	40	15	55	42	-	42

Profit for the period from discontinued operations (note 10)	2	6	8	5	115	120
	_____	____	____	____	____	____
Profit for the period	42	21	63	47	115	162
	====	====	====	====	====	====
Attributable to:
Equity holders of the parent	42	21	63	47	115	162
Minority equity interest	-	-	-	-	-	-
	_____	____	____	____	____	____
Profit for the period	42	21	63	47	115	162
	====	====	====	====	====	====
Earnings per ordinary share (note 11)
Continuing operations:
Basic			18.5p			11.7p
Adjusted	13.5p			11.7p
Diluted			18.2p			11.3p
Total operations:
Basic			21.2p			45.1p
Adjusted	14.1p			13.1p
Diluted			20.8p			43.7p

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the nine months ended 30 September 2007

	9 months ended 30 September 2007			9 months ended 30 September 2006
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	646	-	646	574	-	574
Cost of sales	(292)	-	(292)	(249)	-	(249)
Administrative expenses	(134)	-	(134)	(125)	-	(125)
	_____	____	____	____	____	____
	220	-	220	200	-	200
Depreciation and amortisation	(43)	-	(43)	(40)	-	(40)
Other operating income and expenses (note 8)	-	32	32	-	25	25
	_____	____	____	____	____	____

Operating profit (note 4)	177	32	209	160	25	185
Financial income	8	-	8	22	-	22
Financial expenses	(36)	-	(36)	(27)	-	(27)
	_____	____	____	____	____	____

Profit before tax	149	32	181	155	25	180

Tax (note 9)	(32)	11	(21)	(32)	89	57
	_____	____	____	____	____	____
Profit for the period from continuing operations	117	43	160	123	114	237

Profit for the period from discontinued operations (note 10)	5	9	14	18	124	142
	_____	____	____	____	____	____
Profit for the period	122	52	174	141	238	379
	====	====	====	====	====	====
Attributable to:
Equity holders of the parent	122	52	174	141	238	379
Minority equity interest	-	-	-	-	-	-
	_____	____	____	____	____	____
Profit for the period	122	52	174	141	238	379
	====	====	====	====	====	====
Earnings per ordinary share (note 11)
Continuing operations:
Basic			48.6p			59.2p
Adjusted	35.6p			30.7p
Diluted			47.8p			57.5p
Total operations:
Basic			52.9p			94.7p
Adjusted	37.1p			35.2p
Diluted			51.9p			92.0p

Dividends per ordinary share:
Final paid in the period			13.3p			10.7p
Special interim paid in the period			200.0p			118.0p
Interim paid in October			5.7p			5.1p

InterContinental Hotels Group PLC

GROUP STATEMENT of recognised income and expense

For the nine months ended 30 September 2007

	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m

Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	7	1
Losses on cash flow hedges	(1)	-
Exchange differences on retranslation of foreign operations	6	(27)
Actuarial (losses)/gains on defined benefit pension plans	(15)	6
	____	____
	(3)	(20)
	____	____
Transfers to the income statement
On disposal of foreign operations	-	3
On disposal of available-for-sale assets	(9)	(14)
	____	____
	(9)	(11)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	4	4
Tax related to share schemes recognised directly in equity	(5)	5
	____	____
	(1)	9
	____	____
Net expense recognised directly in equity	(13)	(22)

Profit for the period	174	379
	____	____
Total recognised income and expense for the period	161	357
	====	====
Attributable to:
Equity holders of the parent	161	357
Minority equity interest	-	-
	____	____
	161	357
	====	====

InterContinental Hotels Group PLC

GROUP CASH FLOW STATEMENT

For the nine months ended 30 September 2007

	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m

Profit for the period	174	379
Adjustments for:
Net financial expenses	28	5
Income tax charge/(credit)	23	(46)
Gain on disposal of assets, net of tax	(9)	(124)
Other operating income and expenses	(32)	(25)
Depreciation and amortisation	44	47
Equity settled share-based cost, net of payments	12	9
	____	____
Operating cash flow before movements in working capital	240	245
Increase in trade and other receivables	(12)	(21)
Increase/(decrease) in trade and other payables	4	(6)
Retirement benefit contributions, net of charge	(32)	-
	____	____
Cash flow from operations	200	218
Interest paid	(26)	(25)
Interest received	9	22
Tax paid	(36)	(35)
	____	____
Net cash from operating activities	147	180
	____	____
Cash flow from investing activities
Purchases of property, plant and equipment	(46)	(60)
Purchases of intangible assets	(12)	(11)
Purchases of associates and other financial assets	(15)	(4)
Disposal of assets, net of costs and cash disposed of	37	630
Proceeds from associates and other financial assets	49	118
	____	____
Net cash from investing activities	13	673
	____	____
Cash flow from financing activities
Proceeds from the issue of share capital	15	13
Purchase of own shares	(52)	(240)
Purchase of own shares by employee share trusts	(59)	(39)
Proceeds on release of own shares by employee share trusts	10	12
Dividends paid to shareholders	(756)	(543)
Dividends paid to minority interests	-	(1)
Increase/(decrease) in borrowings	577	(67)
	____	____
Net cash from financing activities	(265)	(865)
	____	____
Net movement in cash and cash equivalents in the period	(105)	(12)
Cash and cash equivalents at beginning of the period	179	324
Exchange rate effects	3	(3)
	____	____
Cash and cash equivalents at end of the period	77	309
	====	====

InterContinental Hotels Group PLC

GROUP BALANCE SHEET

As at 30 September 2007

	2007 30 September £m	2006 30 September £m	2006 31 December £m
ASSETS
Property, plant and equipment	944	1,011	997
Goodwill	109	109	109
Intangible assets	161	143	154
Investment in associates	32	32	32
Other financial assets	97	107	96
	____	____	____
Total non-current assets	1,343	1,402	1,388
	____	____	____
Inventories	3	3	3
Trade and other receivables	230	212	237
Current tax receivable	18	16	23
Cash and cash equivalents	77	309	179
Other financial assets	8	1	13
	____	____	____
Total current assets	336	541	455

Non-current assets classified as held for sale	64	52	50
	____	____	____
Total assets	1,743	1,995	1,893
	====	====	====
LIABILITIES
Loans and other borrowings	(8)	(5)	(10)
Trade and other payables	(386)	(400)	(402)
Current tax payable	(230)	(214)	(231)
	____	____	____
Total current liabilities	(624)	(619)	(643)
	____	____	____
Loans and other borrowings	(880)	(420)	(303)
Retirement benefit obligations	(52)	(66)	(71)
Trade and other payables	(113)	(102)	(109)
Deferred tax payable	(60)	(129)	(79)
	____	____	____
Total non-current liabilities	(1,105)	(717)	(562)

Liabilities classified as held for sale	(3)	(2)	(2)
	____	____	____
Total liabilities	(1,732)	(1,338)	(1,207)
	====	====	====
Net assets (note 14)	11	657	686
	====	====	====
EQUITY
Equity share capital	80	59	66
Capital redemption reserve	5	4	4
Shares held by employee share trusts	(31)	(25)	(17)
Other reserves	(1,528)	(1,528)	(1,528)
Unrealised gains and losses reserve	24	14	27
Currency translation reserve	3	(2)	(3)
Retained earnings	1,455	2,129	2,129
	____	____	____
IHG shareholders’ equity (note 15)	8	651	678
Minority equity interest	3	6	8
	____	____	____
Total equity	11	657	686
	====	====	====

InterContinental Hotels Group plc

Notes to the interim financial statements

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2006 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

In the current year, the Group will adopt International Financial Reporting Standard 7 ‘Financial instruments: Disclosures’ (IFRS 7) for the first time. As IFRS 7 is a disclosure standard only, there is no impact from the adoption of this standard on these interim financial statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2006 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Amounts that have previously been disclosed as special items have now been called exceptional items in accordance with market practice. There has been no change to the Group’s accounting policy for identifying these items.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the nine months ended 30 September 2007 is £1 = $1.99 (2007 3 months, £1=$2.03; 2006 9 months, £1=$1.82; 2006 3 months, £1=$1.87). In the case of the euro, the translation rate for the nine months ended 30 September 2007 is £1=€1.48 (2007 3 months, £1=€1.47; 2006 9 months, £1=€1.46; 2006 3 months, £1=€1.47).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$2.03 (2006 31 December £1=$1.96; 30 September £1=$1.87). In the case of the euro, the translation rate is £1=€1.43 (2006 31 December £1=€1.49; 30 September £1=€1.48).

3.	Revenue
		2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m
	Continuing operations:
		Americas (note 5)	116	108	340	318
		EMEA (note 6)	63	51	173	140
		Asia Pacific (note 7)	29	24	90	78
		Central	16	14	43	38
		____	____	____	____
		224	197	646	574

	Discontinued operations (note 10)	9	40	32	162
		____	____	____	____
		233	237	678	736
		====	====	====	====

4.	Operating profit
		2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m
	Continuing operations:
	Americas (note 5)	60	59	171	168
	EMEA (note 6)	20	11	44	29
	Asia Pacific (note 7)	7	3	21	19
	Central	(21)	(19)	(59)	(56)
		____	____	____	____
		66	54	177	160
	Other operating income and expenses (note 8)	6	-	32	25
		____	____	____	____
		72	54	209	185
	Discontinued operations (note 10)	2	8	7	29
		____	____	____	____
		74	62	216	214
		====	====	====	====

5.	Americas
		2007 3 months ended 30 September $m	2006 3 months ended 30 September $m	2007 9 months ended 30 September $m	2006 9 months ended 30 September $m
	Revenue
	Owned & leased	63	45	185	138
	Managed	37	34	117	107
	Franchised	134	123	374	335
		____	____	____	____
	Continuing operations	234	202	676	580
	Discontinued operations – Owned & leased	12	18	50	54
		____	____	____	____
	Total $m	246	220	726	634
		====	====	====	====
	Sterling equivalent £m
	Continuing operations	116	108	340	318
	Discontinued operations	6	10	25	30
		____	____	____	____
		122	118	365	348
		====	====	====	====
	Operating profit
	Owned & leased	9	4	25	17
	Managed	9	13	34	40
	Franchised	119	106	328	291
	Regional overheads	(17)	(15)	(47)	(43)
		____	____	____	____
	Continuing operations	120	108	340	305
	Discontinued operations – Owned & leased	4	3	13	8
		____	____	____	____
	Total $m	124	111	353	313
		====	====	====	====
	Sterling equivalent £m
	Continuing operations	60	59	171	168
	Discontinued operations	1	1	6	4
		____	____	____	____
		61	60	177	172
		====	====	====	====

6.	EMEA
		2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m
	Revenue
	Owned & leased	32	22	86	66
	Managed	20	18	58	48
	Franchised	11	11	29	26
		____	____	____	____
	Continuing operations	63	51	173	140
	Discontinued operations – Owned & leased	3	30	7	132
		____	___	___	___
	Total	66	81	180	272
		====	====	====	====
	Operating profit
	Owned & leased	7	-	8	(1)
	Managed	11	9	30	26
	Franchised	8	6	22	18
	Regional overheads	(6)	(4)	(16)	(14)
		____	____	____	____
	Continuing operations	20	11	44	29
	Discontinued operations – Owned & leased	1	7	1	25
		____	___	___	___
	Total	21	18	45	54
		====	====	====	====

7.	Asia Pacific
		2007 3 months ended 30 September $m	2006 3 months ended 30 September $m	2007 9 months ended 30 September $m	2006 9 months ended 30 September $m
	Revenue
	Owned & leased	31	27	98	90
	Managed	26	16	70	46
	Franchised	3	2	11	6
		____	___	___	___
	Total $m	60	45	179	142
		====	====	====	====
	Sterling equivalent £m	29	24	90	78
		====	====	====	====
	Operating profit
	Owned & leased	6	4	21	18
	Managed	13	9	32	28
	Franchised	1	1	5	4
	Regional overheads	(6)	(6)	(17)	(15)
		____	____	____	____
	Total $m	14	8	41	35
		====	====	====	====
	Sterling equivalent £m	7	3	21	19
		====	====	====	====
	All results relate to continuing operations.

8.	Exceptional items
		2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m
	Other operating income and expenses*
	Gain on sale of associate investments	-	-	11	-
	Gain on sale of investment in FelCor Lodging Trust, Inc.	-	-	-	25
	Gain on sale of other financial assets	2	-	17	-
	Office reorganisations (a)	4	-	4	-
		____	____	____	____
		6	-	32	25
		====	====	====	====
	Taxation*
	Tax on other operating income and expenses	(3)	-	(1)	(7)
	Exceptional tax credit (b)	12	-	12	96
		____	____	____	____
		9	-	11	89
		====	====	====	====
	Gain on disposal of assets
	Gain on disposal of assets	7	119	11	133
	Tax charge	(1)	(4)	(2)	(9)
		____	____	____	____
		6	115	9	124
		====	====	====	====

*	Relates to continuing operations.
a.

Profit on sale and leaseback of new head office less costs incurred to date. Costs will continue to be incurred until completion of the office move in 2008 and also in relation to the closure of the Aylesbury offices which was announced on 1 October 2007.

b.

The exceptional tax credit relates to the release of provisions which are exceptional by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognised losses.

9.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 22% (2006 24%).

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 35% (2006 31%). Prior year items, arising from settlement of tax liabilities and other changes in estimates, have been treated as relating wholly to continuing operations.

	2007	2007	2007	2006	2006	2006
3 months ended 30 September	Profit £m	Tax £m	Tax rate	Profit £m	Tax £m	Tax rate
Before exceptional items
Continuing operations	50	(10)		50	(8)
Discontinued operations	2	-		8	(3)
	____	____		____	____
	52	(10)	19%	58	(11)	20%
Exceptional items
Continuing operations	6	9		-	-
Discontinued operations	7	(1)		119	(4)
	____	____		____	____
	65	(2)		177	(15)
	====	====		====	====
Analysed as:
UK tax		6			2
Foreign tax		(8)			(17)
		____			_____
		(2)			(15)
		====			====

	2007	2007	2007	2006	2006	2006
9 months ended 30 September	Profit £m	Tax £m	Tax rate	Profit £m	Tax £m	Tax rate
Before exceptional items
Continuing operations	149	(32)		155	(32)
Discontinued operations	7	(2)		29	(11)
	____	____		____	____
	156	(34)	22%	184	(43)	24%
Exceptional items
Continuing operations	32	11		25	89
Discontinued operations	11	(2)		133	(9)
	____	____		____	____
	199	(25)		342	37
	====	====		====	====
Analysed as:
UK tax		(5)			7
Foreign tax		(20)			30
		____			_____
		(25)			37
		====			====

10.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement are as follows:

		2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m

	Revenue	9	40	32	162
	Cost of sales	(7)	(31)	(24)	(126)
		____	____	____	____
		2	9	8	36
	Depreciation and amortisation	-	(1)	(1)	(7)
		____	____	____	____
	Operating profit	2	8	7	29
	Tax	-	(3)	(2)	(11)
		____	____	____	____
	Profit after tax	2	5	5	18

	Gain on disposal of assets, net of tax (note 8)	6	115	9	124
		____	____	____	____
	Profit for the period from discontinued operations	8	120	14	142
		====	====	====	====

	2007 3 months ended 30 September £m	2006 3 months ended 30 September £m	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m
Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortisation	2	9	8	36
Investing activities	-	(1)	-	(8)
Financing activities	-	-	-	(25)
	____	____	____	____
	2	8	8	3
	====	====	====	====

The effect of discontinued operations on segment results is shown in notes 5, 6 and 7.

11.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

On 1 June 2007, shareholders approved a share capital consolidation on the basis of 47 new ordinary shares for every 56 existing ordinary shares, together with a special dividend of 200 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

3 months ended 30 September	2007 Continuing operations	2007 Total	2006 Continuing operations	2006 Total

Basic earnings per share
Profit available for equity holders (£m)	55	63	42	162
Basic weighted average number of ordinary shares (millions)	297	297	359	359
Basic earnings per share (pence)	18.5	21.2	11.7	45.1
	====	====	====	====

Diluted earnings per share
Profit available for equity holders (£m)	55	63	42	162
Diluted weighted average number of ordinary shares (millions)	303	303	371	371
Diluted earnings per share (pence)	18.2	20.8	11.3	43.7
	====	====	====	====

Adjusted earnings per share
Profit available for equity holders (£m)	55	63	42	162
Less adjusting items (note 8):
Other operating income and expenses (£m)	(6)	(6)	-	-
Tax (£m)	(9)	(9)	-	-
Gain on disposal of assets (£m)	-	(6)	-	(115)
	____	____	____	____
Adjusted earnings (£m)	40	42	42	47
Basic weighted average number of ordinary shares (millions)	297	297	359	359
Adjusted earnings per share (pence)	13.5	14.1	11.7	13.1
	====	====	====	====

11.	Earnings per ordinary share (continued)

9 months ended 30 September	2007 Continuing operations	2007 Total	2006 Continuing operations	2006 Total

Basic earnings per share
Profit available for equity holders (£m)	160	174	237	379
Basic weighted average number of ordinary shares (millions)	329	329	400	400
Basic earnings per share (pence)	48.6	52.9	59.2	94.7
	====	====	====	====

Diluted earnings per share
Profit available for equity holders (£m)	160	174	237	379
Diluted weighted average number of ordinary shares (millions)	335	335	412	412
Diluted earnings per share (pence)	47.8	51.9	57.5	92.0
	====	====	====	====

Adjusted earnings per share
Profit available for equity holders (£m)	160	174	237	379
Less adjusting items (note 8):
Other operating income and expenses (£m)	(32)	(32)	(25)	(25)
Tax (£m)	(11)	(11)	(89)	(89)
Gain on disposal of assets (£m)	-	(9)	-	(124)
	____	____	____	____
Adjusted earnings (£m)	117	122	123	141
Basic weighted average number of ordinary shares (millions)	329	329	400	400
Adjusted earnings per share (pence)	35.6	37.1	30.7	35.2
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2007 3 months ended 30 September millions	2006 3 months ended 30 September millions	2007 9 months ended 30 September millions	2006 9 months ended 30 September millions

Basic weighted average number of ordinary shares	297	359	329	400
Dilutive potential ordinary shares – employee share options	6	12	6	12
	____	____	____	____
	303	371	335	412
	====	====	====	====

12.	Net debt
		2007 30 September £m	2006 30 September £m	2006 31 December £m

	Cash and cash equivalents	77	309	179
	Loans and other borrowings – current	(8)	(5)	(10)
	Loans and other borrowings – non-current	(880)	(420)	(303)
		____	____	____
	Net debt	(811)	(116)	(134)
		====	====	====
	Finance lease liability included above	(98)	(99)	(97)
		====	====	====

13.	Movement in net debt
		2007 9 months ended 30 September £m	2006 9 months ended 30 September £m	2006 12 months ended 31 December £m

	Net decrease in cash and cash equivalents	(105)	(12)	(152)
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(577)	67	172
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(682)	55	20

	Non-cash movements:
	Finance lease liability	(6)	(102)	(103)
	Exchange and other adjustments	11	19	37
		____	____	____
	Increase in net debt	(677)	(28)	(46)
	Net debt at beginning of the period	(134)	(88)	(88)
		____	____	____
	Net debt at end of the period	(811)	(116)	(134)
		====	====	====

14.	Net assets
		2007 30 September £m	2006 30 September £m	2006 31 December £m

	Americas	385	365	390
	EMEA	359	377	359
	Asia Pacific	277	283	285
	Central	73	75	73
		____	____	____
		1,094	1,100	1,107

	Net debt	(811)	(116)	(134)
	Unallocated assets and liabilities	(272)	(327)	(287)
		____	____	____
		11	657	686
		====	====	====

15.	Movement in IHG shareholders’ equity

	2007 9 months ended 30 September £m	2006 9 months ended 30 September £m	2006 12 months ended 31 December £m

At beginning of the period	678	1,084	1,084

Total recognised income and expense for the period	161	357	409
Equity dividends paid	(756)	(543)	(561)
Issue of ordinary shares	15	13	20
Purchase of own shares	(53)	(242)	(260)
Movement in shares in employee share trusts	(49)	(27)	(32)
Equity settled share-based cost, net of payments	12	9	18
	____	____	____
At end of the period	8	651	678
	====	====	====

16.	Capital commitments and contingencies

At 30 September 2007, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was £16m (2006 31 December £24m; 30 September £47m).

At 30 September 2007, the Group had contingent liabilities of £5m (2006 31 December £11m; 30 September £15m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £117m (2006 31 December £142m; 30 September £147m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

17.	Other commitments

In March and June 2007, the Company made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m will be paid in both 2008 and 2009.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of up to £30m which it is anticipated will be charged to the income statement as an exceptional item.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2007 which comprises the Group income statement, Group statement of recognised income and expense, Group cash flow statement, Group balance sheet and the related notes 1 to 17. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

5 November 2007

END

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	06 November 2007